UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                          July                          , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑            Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐            No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
DISCLOSURE OF INFORMATION ON AFFILIATE TRANSACTION
INTRODUCTION
INFORMATION ON AFFILIATE TRANSACTION
SUMMARY OF INDEPENDENT APPRAISER
STATEMENT OF BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS
OTHER INFORMATION

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 6, 2009	By	/s/ Heri Supriadi

(Signature)
Heri Supriadi
VP Investor Relations/ Corporate Secretary

DISCLOSURE OF INFORMATION ON AFFILIATE TRANSACTION
WITH RESPECT TO THE ACQUISITIONS CONDUCTED BY THE COMPANY ON 49%
SHARES OF PT INFOMEDIA NUSANTARA OWNED BY PT ELNUSA TBK THROUGH ITS
SUBSIDIARY PT MULTIMEDIA NUSANTARA
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
Domiciled in Bandung Indonesia
Business Line:
Engaged in Information and Telecommunications
Network and Service Operator

Head Office Jl. Japati No. 1 Bandung 40133 Telephone +62 (022) 452 1108, 452 7252 Fax +62 (022) 720 3247	Office of Investor Relations Grha Citra Caraka 5th Floor Jl. Gatot Subroto Kav.52 Jakarta 12710 Telephone +62 (021) 521 5109 Fax +62 (021) 522 0500
This Disclosure of Information contains information on transactions to be performed by the Company with affiliated parties as regulated in Regulation IX.E.1 on Affiliate Transaction and Conflicts of Interest of Certain Transactions, Attachment to Decision of Chairman of Bapepam and LK No. Kep-521/BL/2008 dated 12th December 2008 (“Regulation IX.E.1”).
This Information is issued in Bandung on 2nd July 2009
INTRODUCTION
This information as intended in this announcement is made with respect to the acquisition conducted by the Company on 49% shares of PT Infomedia Nusantara (“Infomedia”) owned by PT Elnusa Tbk. (“Elnusa”) through its subsidiary, PT Multimedia Nusantara (“Metra”) with the total value of Rp.598,000,000,000.00 (hereinafter referred to as “Transaction”), in which the party as the buyer is Metra, which has been appointed by the Company to exercise the rights of first refusal on the shares owned by the Company in Infomedia, because the Company is also a shareholder of Infomedia at 51% of the total subscribed capital and paid-up capital in Infomedia.

Elnusa as well as Metra are affiliated parties to the Company so that the Transaction is an Affiliate Transaction so that they are required to comply with the provisions as regulated in Regulation No.IX.E.1.
In order to execute the Transaction, the Company has appointed PT Actual Kencana Appraisal (“AKA”) to be an independent appraiser registered with Bapepam-LK assigned to conduct appraisal of the price of Infomedia’s shares to be sold in the Shareholders’ interest and to give opinion on the fairness of the Transaction value.
INFORMATION ON AFFILIATE TRANSACTION

A.	General
In reference to the Shares Sale and Purchase Certificate No.25 dated June 30, 2009 drawn up before Sjaad De Carya Siregar, S.H., Notary in Jakarta,, the Company purchase the entire shares owned by Elnusa in Infomedia of 205,800,000 shares constituting 49% of the entire issued shares and fully paid-up in Infomedia. Metra is to be the party to execute Company’s right to receive the rights of first refusal on the shares in Infomedia owned and to be sold by Elnusa.
The signing of the shares Sale and Purchase Agreement (“SPA”) between Metra and Elnusa is a follow-up of the Conditional Sales and Purchase Agreement (CSPA) signed on May 29 2009 and Waiver of the Prescribed Conditions set forth Under the CSPA dated June 30, 2009.
Metra is a limited liability company established based on the law of the Republic of Indonesia and domiciled in Jakarta, in which 99.9% shares of the total shares issued and paid-up by Metra are owned by the Company. As a company having 99.9% of its shares owned by the Company, Metra has been appointed by the Company based on Letter No.06/UM000/COP-C0023000/2009/Rhs dated 27th May 2009 regarding Re-confirmation of Appointment of Metra to be the buyer of Infomedia’s shares in the framework of exercise of rights of first refusal of the Company to exercise the Company’s right based on Infomedia’s articles of association, to receive the rights of first refusal on Elnusa’s entire shares in Infomedia sold by Elnusa.

B.	Reason and Background of Transaction
Infomedia is a company operating telecommunication information service and other information services, i.e. services of gathering, making, processing, presenting and distributing of data and information in the form of electronic, printed goods, audio, visual and their development. Principally, Infomedia has three main business pillars, namely directory service focusing on publication of directory, call center service focusing on providing inbound and outbound call center service and content service focusing on development and marketing of database owned by Infomedia. The target of this long-term service is to be a national information center.

The Infomedia shareholders are the Company at 51% and Elnusa at 49%. The business held by Infomedia is mostly from the Company and its Group. For the last five years, Infomedia has recorded a net profit and has been able to consistently give dividends to the shareholders. Based on Infomedia’s financial history for the last five years, the dividends distributed to the shareholders in the average are 60% of Infomedia’s net profit.

C.	Objective and Benefits in Making the Transaction
Viewed from the business activity aspect, the transaction will give benefits to the Company, among others:
1.	Most of Infomedia’s income is obtained from the Company Group, hence the execution of the transaction will increase efficiency to the Company as the charges / expenses incurred by the Company will be refunded in the form of dividends and consolidation of financial statements.

2.	The synergic measures of the business between Infomedia and the Company could be easily realized, since Infomedia’s entire shares are indirectly owned by the Company.

3.	Infomedia has several products, among others yellow pages (directory), contact center and content, and the three business pillars are highly required by the Company to support its business.

4.	Increasing the income of Metra and the Company.

D.	Transaction Consideration
Infomedia has quite good prospect, particularly from the point of call center service focusing on the provision of inbound and outbound call center service and content service focusing on development and marketing of database owned by Infomedia. This condition causes the Company to conduct corporate action in the form of acquisition of 49% shares of Infomedia owned by Elnusa through Metra, a subsidiary of the Company.

E.	Transaction Object and Value
The object in this Transaction is 205,800,000 shares of Infomedia at the par value of Rp.500 per share constituting 49% of the total shares issued and fully paid-up in Infomedia at the total transaction value of Rp.598,000,000,000.

F.	Brief Explanation on Infomedia SPA
With respect to the Transaction, Elnusa and Metra signed a Certificate Shares Sales and Purchase Certificate No.25 on June 30, 2009 drawn up before Sjaad De Carya Siregar, S.H., Notary in Jakarta, in which the transfer of ownership of Elnusa’s shares in Infomedia to Metra become effective
Below are the points of understanding between the parties articulated in Infomedia SPA:

1.	Seller	:	Elnusa

2.	Buyer	:	Metra as the company having 99.9% of its shares owned by the Company and has been appointed by the Company to execute the purchase of Infomedia’s shares sold by Elnusa.

3.	Shares Sold	:	two hundred and five million eight hundred thousand (205,800,000) shares at the par value of five hundred Rupiah (IDR 500.-) in Infomedia as forty-nine percent (49%) of the total issued capital and paid-up capital of Elnusa in Infomedia.

4.	Selling Price	:	five hundred and ninety-eight billion Rupiah (IDR 598.000.000.000).

G.	Nature of Transaction with the Affiliated Party
The elements of affiliate transaction in the Transaction are shown from the shares ownership as described in the diagram below:

Note:	The State Minister of State-Owned Enterprises in this case represents the Republic of Indonesia as the ultimate shareholder of Elnusa and Telkom/Metra.
From the element of shares ownership, it is shown that Elnusa or the Company/Metra is controlled by the same shareholder, namely the Republic of Indonesia, in this matter represented by the State Minister of State-Owned Enterprises. In addition, in the Transaction, there is also the affiliation in the management structure of the company, as described in the following table:

Name of Management
Members	TELKOM	METRA	Infomedia
Tanri Abeng	President Commissioner
Bobby A.A Nazief	Commissioner
Mahmuddin Yasin	Commissioner
Arif Arryman	Independent Commissioner
Petrus Sartono	Independent Commissioner
Rinaldi Firmansyah	President Director
Sudiro Asno	Director
Ermady Dahlan	Director
Arief Yahya	Director
I Nyoman Gede Wiryanata	Director
Prasetio	Director
Indra Utoyo	Director	President Commissioner
Faisal Syam	Director		Commissioner
Freddy Triani		Commissioner
Heri Supriadi		Commissioner
Herfini Haryono		Commissioner
Alex J Sinaga		President Director
Rinaldi Buchari		Director
Ibnu Sulaiman		Director
Hary John		Director
Hendri S. Suardi			President Commissioner
Tjatur Purwadi			Commissioner
Heru samodra			Commissioner
Agina Siti Fatimah			President Director
Marihot BS Sibarani			Director
Hafif Mulyadi			Director
Baskoro			Director
Angger Pramunditto			Director

Note:
TELKOM = PT Telekomunikasi Indonesia, Tbk

Metra = PT Multimedia Nusantara
Infomedia = PT Infomedia Nusantara
The above table shows that Faisal Syam as the Company’s Director also holds the position as Commissioner in Infomedia.

I.	Information on Parties Having Transaction
1.	Information on the Company

Below is a brief information on the Company as a party holding the rights of first refusal on the sale of the entire shares owned by Elnusa in Infomedia, and further it appoints Metra to execute the purchase of Infomedia’s entire shares sold by Elnusa.
1.1	Company’s Brief History

The Company was originally a part of “Post en Telegraafdienst” established in 1884 based on Decision of the Governor General of the East Indies No.7 dated 27th March 1884 and announced in the State Gazette of the East Indies No.52 dated 3rd April 1884.

In 1991, based on Government Regulation No.25/1991, the Company’s status was altered to a limited liability company owned by the state (Persero).

The Company was established based on Deed No.128 dated 24th September 1991, drawn up before Imas Fatimah, S.H., Notary in Jakarta, approved by the Minister of Justice of the Republic of Indonesia under Decree No.C2-6870.HT.01.01.Th.1991 dated 19th November 1991 and announced in State Gazette of the Republic of Indonesia No.5 dated 17th January 1992, Supplement No.210. The Company’s Articles of Association have been amended several times, and the latest amendment is stated in Deed of Statement of Resolution of Annual General Meeting of Shareholders of “Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.” No.27 dated 15th July 2008, drawn up before DR. Amrul Partomuan Pohan, S.H., LL.M., Notary in Jakarta, and the approval for the amendment to the articles of association was approved by the Minister of Law and Human Rights of the Republic of Indonesia based on Letter No.AHU-46312.A.H.01.02-Th.2008 dated 31st July 2008 and announced in the State Gazette of the Republic Indonesia No.84 dated October 17, 2008, Supplement No.20155.

1.2	Capital Structure and Shares Ownership

Based on the Company’s DPS presented by PT Datindo Entrycom as of 28th February 2009, the Company’s capital structure and shares ownership are as follows:

		Percentage	Total Paid-
Name of Shareholders	Total Shares	of Ownership	up Capital
Dwiwarna ‘A’ Government Share	1	0	0
‘B’ Government Share	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,259,769,651	6.40	314,942
The Bank of New York Mellon Corporation	2,042,622,016	10.39	510,656
Directors: Ermady Dahlan Indra Utoyo	17,604	0	4
	5,508	0	1
Public (respectively below 5%)	6,046,539,289	30.74	1,511,635
Total	19,669,424,780	100.00	4,917,356
Re-acquired share capital (treasury stock)	490,574,500	0	122,644
Total	20,159,999,280	0	5,040,000
1.3	Structure of TELKOM’s Board of Commissioners and Board of Directors

Based on resolutions made during: (i) Extraordinary Shareholder Meeting as stated in Notary Deed by DR. Amrul Partomuan Pohan, S.H., LL.M., No.16 dated February 28 2007, (ii) Annual Shareholder Meeting as stated in Notary Deed by before DR. Amrul Partomuan Pohan, S.H., LL.M., No.58 dated June 29 2007, and (iii) Extraordinary Shareholder Meeting as stated in Notary Deed by DR. Amrul Partomuan Pohan, S.H., LL.M., No.16 dated September 19 2008, as well as Annual General Meeting Year 2009 Resume No.215/VI/2009 dated June 12, 2009 made by the same notary, the structure of incumbent members of TELKOM’s Board of Commissioners and Board of Directors is as follows:

Board of Commissioners:
President Commissioner	: Tanri Abeng
Commissioner	: Bobby Achirul Awal Nazief
Commissioner	: Mahmuddin Yasin
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

Board of Directors:
President Director	: Rinaldi Firmansyah
Finance Director	: Sudiro Asno
Director of Network and Solution	: Ermady Dahlan
Director of Enterprise and Wholesale	: Arief Yahya
Director of Consumer	: I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	: Prasetio
Director of IT and Supply	: Indra Utoyo
Director of Human Capital and General Affairs	: Faisal Syam
1.4	Business Activity

According to Article 3 of the Company’s Articles of Association, the Company’s scope of activity is to operate network and service of telecommunications, informatics and optimization of the Company’s resources with due observance of the prevailing laws and regulations.

1.5	Financial Highlights of the Company

	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2004	2005	2006	2007	2008
Items	Audited	Audited	Audited	Audited	Audited
Current Assets	9,204	10,305	13,921	15,978	14,622
Non-current Assets	46,975	51,866	61,215	66,081	76,634
Total Assets	56,179	62,171	75,136	82,059	91,256
Current Liabilities	11,677	13,513	20,536	20,675	26,998
Long-term Liabilities	21,436	19,060	18,344	18,331	20,260
EQUITY	18,128	23,292	28,069	33,749	34,314
Income	33,948	41,807	51,294	59,440	60,690
Operating Profit	14,587.9	17,170.8	21,593.2	26,472.7	22,307.5
Net profit	6,614.6	7,993.6	11,005.6	12,857.0	10,619.5

2.	Information on Metra
Below is a brief information on PT Multimedia Nusantara (“Metra”) as a party appointed by TELKOM to be a buyer of the entire shares issued and fully paid-up by Infomedia and owned by the Company to exercise the rights of first refusal of TELKOM on the entire shares owned by the Company in Infomedia, in which TELKOM as the owner of ninety nine point nine percent (99.9%) of the shares in Metra.
2.1	Metra’s Brief History

PT Multimedia Nusantara (Metra) was established based on Deed No.116 dated 28th May 1997, drawn up before Soekaimi, S.H., Notary in Jakarta. This deed of establishment was ratified by the Minister of Justice of the Republic of Indonesia under Decree No.C2-31.HT.01.01.TH.’98 dated 14th January 1998 and announced in the State Gazette of the Republic of Indonesia No.20 dated 10th March 1998, Supplement No.1467/1998.

Metra’s Articles of Association have been amended several times and the latest amendment is as stated in Deed of Statement of Shareholders’ Resolution on Amendment to Articles of Association of “PT Multimedia Nusantara” No.64 dated 16th April 2009, drawn up before Aulia Taufani, S.H., notary replacement of Sutjipto, S.H., Notary in Jakarta, as reported to the Minister of Law and Human Rights of the Republic of Indonesia based on Decree No.AHU-AH.01.02.10-07498 dated 10th June 2009 and registered in the Company Register kept by the Minister of Law and Human Rights of the Republic of Indonesia No.AHU-0032643.AH.01.09.Th.2009 dated 10th June 2009.

2.2	Capital Structure and Shares Ownership

Based on Deed of Statement of Shareholders’ Resolution on Amendment to Articles of Association of “PT Multimedia Nusantara” No.64 dated 16th April 2009 drawn up before Aulia Taufani, S.H., notary replacement of Sutjipto, S.H., Notary in Jakarta, the capital structure and shares ownership in Metra are as follows:

Name of Shareholders	Amount	Value (Rp)	Composition (%)
PT Telekomunikasi Indonesia Tbk	48,567,892	485,678,920,000	99.99999
Faisal Syam	1	10,000	0.00002
Total	48,567,893	485,678,930,000	100.00
2.3	Structure of the Board of Commissioners and Board of Directors of Metra

Based on Deed of Statement of Shareholders’ Resolution on Amendment to Articles of Association of “PT Multimedia Nusantara” No.84 dated 20th January 2009, drawn up before Aulia Taufani, S.H., Substitute for Sutjipto, S.H., Notary in Jakarta, the structure of incumbent members of the Board of Commissioners and Board of Directors of METRA, is as follows:

Board of Commissioners:
President Commissioner	: Indra Utoyo
Commissioner	: Fredi Triani
Commissioner	: Heri Supriadi
Commissioner	: Herfini Haryono

Board of Directors:
President Director	: Alex Janangkih Sinaga
Director	: Ibnu Sulaiman
Director	: Harry John
Director	: Rinaldi Buchari
2.4	Metra’s Business Activity

Based on Metra’s Articles of Association, Metra’s purpose and objective are to operate multimedia network and service, with the business activity covering planning, building, supplying, developing, operating, marketing/selling/leasing and maintaining multimedia network and service, covering among others: service of data communication system, portal service and online transaction service.

2.5.	Financial Highlights of Metra

	2004	2005	2006	2007	2008
Items	Audited	Audited	Audited	Audited	Audited
ASSETS
Current Assets	16,546,544	28,053,033	19,076,578	39,144,389	261,533,124
Non-current Assets	5,583,543	25,684,431	75,110,307	85,440,921	502,862,214
Total Assets	22,130,088	53,737,464	94,186,885	124,585,311	764,395,337
LIABILITIES AND EQUITY
Current Liabilities	12,871,380	16,949,198	48,228,343	72,179,907	223,398,670
Non-current Liabilities	330,314	557,725	4,629,940	3,548,946	124,827,865
Total Liabilities	13,201,693	17,506,922	52,858,282	75,728,853	348,226,534
Minority Interest	—	—	1,572,434	944,027	30,278,110
Equity	8,928,394	36,230,542	39,756,169	47,912,431	385,890,693
Total Liabilities and Equity	22,130,088	53,737,464	94,186,885	124,585,311	764,395,337
PROFIT AND LOSS
Income	15,630,416	29,380,717	63,815,250	140,915,351	441,746,048
Operating Profit	(2,055,592)	425,649	(1,167,803)	7,576,784	(8,307,237)
Profit Before Tax	(1,698,594)	(726,391)	(3,213,854)	8,434,361	(21,467,219)
Profit(loss) before minority interest	—	1,577,689	878,248	6,719,206	(19,549,900)
Minority Interest in profit(loss) of subsidiaries	—	—	2,427,566	2,628,406	(1,903,459)
Profit(loss) after minority interest in net profit(loss) of subsidiaries	—	1,577,689	3,305,815	9,347,613	(21,453,359)
Income Tax	425,946	(275,541)	219,813	(1,191,351)	2,869,994
Net Profit	(1,272,648)	1,302,147	3,525,627	8,156,262	(18,583,365)

3.	Information on Infomedia
3.1	Infomedia’s Brief History

PT Infomedia Nusantara (Infomedia) was established based on Deed No.107 dated 20th June 1984, as revised by Deed No.117 dated 21st January 1987, both drawn up before Sinta Susikto, S.H., Notary in Jakarta, under the name PT Elnusa Yellow Pages. This deed of establishment was ratified by the Minister of Justice of the Republic of Indonesia under Decree No.C2.2128-HT.01.01.TH’87 dated 14th March 1987 and announced in State Gazette of the Republic of Indonesia No.93 dated 18th November 1988, Supplement No.1255.

Infomedia’s Articles of Association have been amended several times, lastly as stated in Deed No.10 dated 5th June 2009, drawn up before Sjaaf De Carya Siregar, S.H., Notary in Jakarta. This deed was approved by the Minister of Law and Human Rights of the Republic of Indonesia under Decree No.AHU-27496.A.H.01.02.Th.2009 dated 22nd June 2009.

3.2	Capital Structure and Shares Ownership

Based on Deed of Statement Cicular Resolution No.10 dated 5th June2009, drawn up before Sjaaf De Catya Siregar, S.H., Notary in

Jakarta, the capital structure and shares ownership in Infomedia are as follows:

				Total Par Value of
No.	Items	Total Shares	%	Shares
a	Authorized Capital	1.000,000,000		500,000,000,000.-
b	Issued and Fully Paid-up Capital:	214,200,000	51	107,100,000,000.-
	PT Telekomunikasi Indonesia	205,800,000	49	102,900,000,000.-
	PT Elnusa
	Total Issued and Paid-up Capital	420,000,000	100	210,000,000,000.-
c	Total Shares in Portfolio	580,000,000		290,000,000,000.-
3.3	Structure of Infomedia’s Board of Commissioners and Board of Directors

Based on Deed of Statement of Shareholders’ Resolution in Lieu of Meeting (Circular) of PT Infomedia Nusantara No.3 dated 12th February 2008, drawn up before Drs. Soegeng Santosa, S.H., M.H., Notary in Jakarta, the structure of incumbent members of the Board of Commissioners and Board of Directors of Infomedia is as follows:

Board of Commissioners:
President Commissioner	: Hendri S. Suardi
Commissioner	: Faisal Syam
Commissioner	: Tjatur Purwadi
Commissioner	: Heru Samodra

Board of Directors:
President Director	: Agina Siti Fatimah
Director	: Marihot BS Sibarani
Director	: Baskoro
Director	: Angger Pramunditto
Director	: Hafid Mulyadi
3.4	Infomedia’s Business Activity

Infomedia is one of the biggest companies engaged in industrial sector of information and communication service in Indonesia. By the rapid development of telecommunication technology, Infomedia also continuously conducts product development to meet customers’ demand and gives the best to public in the form of providing accurate, easy, fast and complete communication information and service, such as Yellow Pages, telemarketing, telesales, reminding call, telepromo, telecollection, telesurvey, Power Business, etc.

3.5	Financial Highlights of Infomedia

	2004	2005	2006	2007	2008
Items	stated	Audited	Audited	Audited	Audited
Current Assets	194,133,443	220,856,414	222,365,432	294,467,592	354,460,951
Non-current Assets	139,607,600	154,062,762	214,662,404	224,775,496	238,057,172
Total Assets	333,741,043	374,919,176	437,027,836	519,243,087	592,518,123
Current Liabilities	154,078,391	155,111,533	177,551,836	218,686,654	239,654,802
Long-term Liabilities	17,648,597	22,505,792	33,528,930	25,168,402	26,016,134
Minority Interest	6,449,419	5,637,119	4,477,335	9,361,475	7,096,759
Equity	151,906,657	186,119,137	217,213,808	261,953,615	319,750,428
Operating Income	360,771,793	404,501,355	478,479,505	666,907,487	734,138,338
Gross Profit (Loss)	231,728,845	228,253,133	252,475,968	316,000,602	357,831,294
Operating Profit (Loss)	103,122,602	99,632,155	90,669,545	141,228,189	162,925,345
Net Profit (Loss)	74,044,616	74,937,019	72,311,031	90,510,918	110,672,308

4.	Information on Elnusa
Brief History of Elnusa

Elnusa was established in Jakarta under the name PT Elektronika Nusantara by Deed of Establishment No.18 dated 25th January 1969 as amended by Deed of Amendment to Articles of Association No.10 dated 13th February 1969, both were drawn up before Tan Thong Kie, S.H., Notary in Jakarta. This Deed of Establishment was acknowledged by the Minister of Justice of the Republic of Indonesia by his decree No.J.A.5/18/24 dated 19th February 1969 and recorded in the register maintained in the Registrar’s Office of the District Court of Jakarta under No.485 dated 22nd February 1969 and announced in the State Gazette of the Republic of Indonesia No. 35 dated 2nd May 1969, Supplement No.58.

The Deed of Establishment containing Elnusa’s articles of association has been amended several times and the latest amendment is as stated in Deed of Statement of Meeting Resolution on Amendment to Articles of Association of PT Elnusa Tbk. No.86 dated 18th January 2008, drawn up before Aulia Taufani, S.H., substitute for Sutjipto, S.H., Notary in Jakarta (”Deed No.86/2008”), which has been notified to the Minister of Law and Human Rights of the Republic of Indonesia as evident from Letter of the Minister of Law and Human Rights No.AHU-AH.01.10-1662 dated 22nd January 2008 on Receipt of Notification on Amendment to Articles of Association of PT Elnusa Tbk.

Capital Structure and Shares Ownership

Based on DPS as of 30th April 2009, the capital structure and shares ownership in the Company are as follows:

			Total
		Ownership	IDR
Shareholders	Total Shares	%	Million
PT Pertamina (Persero)	3,000,000,000	41.67	300,000
PT Tri Daya Esta	2,711,565,890	37.67	271,157
Commissioners
— Iin Arifin Takhyan	1,849,500	0.03	185
— Harry Triono	1,664,500	0.02	166
— Anton Sugiono	1,664,500	0.02	166

			Total
		Ownership	IDR
Shareholders	Total Shares	%	Million
Directors
— Eteng Ahmad Salam	2,446,000	0.03	245
— Eddy Sjahbuddin	2,939,000	0.04	294
— Hendri S. Suardi	2,219,000	0.03	222
Others (respectively by ownership less than 5%)	1,474,413,610	20.49	147,441

Total outstanding shares	7,198,762,000	100.00	719,876
Shares re-purchased at acquisition cost	99,738,000		9,974
Total	7,298,500,000		729,850
Structure of Elnusa’s Board of Commissioners and Board of Directors

Based on Deed of Meeting Minutes No.28 dated 6th May 2009, drawn up by Aulia Taufani, S.H. as substitute for Sutjipto, S.H., Notary in Jakarta, the structure of incumbent members of Elnusa’s Board of Commissioners and Board of Directors is as follows:

Board of Commissioners:
President Commissioner	: Waluyo
Independent Commissioner	: S.M. Hari Kustoro
Independent Commissioner	: Surat Indrijarso
Commissioner	: Anton Sugiono
Commissioner	: Soehandjono

Board of Directors:
President Director*	: Eteng Ahmad Salam
Director of Administration and Finance	: Santun Nainggolan
Director of Operations	: Eddy Sjahbuddin

*	serving concurrently as Director of Business Development
Elnusa’s Business Activity

The business activity currently undertaken by the Company is supported by several business divisions/units explained as follows:
a)	Integrated Geophysical/Seismic Data Measuring Service (Integrated Geophysics Service)

b)	Integrated Oil-Gas Drilling Service (Integrated Drilling Service)

c)	Integrated Oil-Gas Production Service (Integrated Oilfield Service).
SUMMARY OF INDEPENDENT APPRAISER
Appraiser’s Summary of Transaction Fairness

As specified in Point 2.a.2 of Regulation of Bapepam-LK No.IX.E.1, below is the summary of information relating to the appraisal on the transaction fairness as presented in the report of AKA Independent Appraiser No.AKA.C.FO.04-09.019 dated 29th June 2009 with the subject: Fairness Opinion on Planned Purchase of 49% Shares of PT Infomedia Nusantara by PT Telekomunikasi Tbk. through the affiliate PT Multimedia Nusantara.
a.	Appraiser’s Identity:

Office of Independent Appraiser PT Actual Kencana Appraisal Ir. Toto Suarto, M.Sc., President Director

MAPPI	: No. 93-S-0361
License of Public Appraiser	: PB-1.08.00060
STTD of Bapepam	: No. 01/PM/STTD-P/AB/2006
b.	Object of Appraisal:

39,200,000 shares with the par value of Rp.500 in Infomedia as 49% of the entire issued capital and paid-up capital of Elnusa in Infomedia, including the shares to be issued by Infomedia to Elnusa proportionate to the ownership of Elnusa’s shares in Infomedia in the increasing of the authorized capital, issued capital and paid-up capital which, after the increase of authorized capital, issued capital and paid-up capital in Infomedia will constitute 49% of the entire issued capital and paid-up capital of Elnusa in Infomedia.

c.	Objective of Appraisal:

This report on Fairness Opinion is intended to study the fairness on the Transaction Plan conducted by the Company through Metra and the impacts on Metra’s financial performance in the future. This report is prepared as the material for consideration to the Company and any other parties to get the description on Metra’s business prospect and the analysis of benefits and profit possibly obtained from the transaction to be executed by the Company.

d.	Assumptions:
•	The Company’s shares ownership in Metra is 99.99%, hence the financial statements may be directly consolidated with the Company’s financial statements.

•	Elnusa’s shares in Infomedia will be purchased by Metra. If the transaction is fair to Metra, such transaction will be fair to the Company and Independent shareholders of Telkom.

•	The fair Transaction may be executed if the price of the shares to be transacted is lower or higher than the fair market price of the shares by the range 7.5% upward and 7.5% downward, or within the range of fair shares market price.

•	The Transaction may be executed if the results of analysis of economic feasibility that is based on the benefits from Infomedia’s shares purchase during the projection period give positive contribution to Metra’s performance as buyer;

•	The fair Transaction may be executed if it gives benefits to the shareholders.

•	The Transaction Plan is fair if it can contribute a synergic Value to Metra.
e.	Approach of Appraising Procedure

Analysis of Shares Transaction Value

The fairness of transaction value is observed from the ratio of the fair market value of 49% Elnusa’s shares transacted to the shares sale and purchase transaction value agreed by both parties.

Analysis of Feasibility

By the existing transaction, an analysis of business feasibility is conducted on Metra by incremental analysis. The transaction is considered fair if it gives benefits to Metra. The analysis is conducted by Infomedia’s business plan articulated in the report of shares appraisal of PT Infomedia Nusantara No.022/LP/ZPP/V/09 dated 28th May 2009 and Metra’s adjusted business plan.

Analysis of Company’s Synergic Value

Analysis of Synergic value is conducted by comparing Metra’s shares value before and after the transaction. The transaction is considered fair if the synergic value indicates positive value.

Analysis of Benefits of Business Activity

The qualitative analysis on the benefits received by Metra and Telkom from the execution of the transaction.

Analysis of Profitability

Analysis on Metra’s capacity in earning net profit before and after the transaction.

f.	Benefits and Risks

Benefits
1.	Infomedia’s substantial income is generated from the Company Group, hence the execution of the transaction will increase efficiency to the Company, since some charges/costs spent by the Company will return in the form of dividends and consolidation of financial statements.

2.	The business synergy measures between Infomedia and the Company could be easily realized since Infomedia’s entire shares are indirectly owned by the Company.

3.	Infomedia has several products, such as yellow pages book (directory), contact center and content. These three business pillars are greatly required by the Company to support its business.

4.	Increasing the income of Metra and the Company.
Risks
1.	Risk of Rivalry

Considering the business performance of Infomedia that continuously develops parallel to the increase of macro business activity, it will attract other companies to operate the same field, however access to Telkom so far still serves as the main support that will be difficult to access by other companies wishing to operate the same field.

2.	Risk of Economical Situation Change

The slowing down of global economic growth, including that of Asia Pacific region in 2008 could affect Infomedia performance. The high inflation rate due to the fluctuation of the world crude oil price and the increase of commodity prices greatly affect the investment rate of return. The world commodity prices, especially of crude oil, will boost the high inflation rate. The high inflation due to fluctuation of commodity prices could indirectly increase Infomedia operating costs, particularly the operating costs of printing and supply of paper raw material.

3.	Risk of Political and Social Stability

In general, no one could guarantee that the social political condition in Indonesia remains stable and will not undergo any fundamental changes. The social political condition in Indonesia indirectly affects the business climate in this region. A conducive business climate could be created from the political security and stability in a region. A conducive business climate could encourage the business development and growth of a company.

4.	Risk of Goods Supplies

The main supply source of the raw materials/goods to be processed by Infomedia is paper for producing telephone directory. Infomedia’s performance will be affected if the company producing such product is not productive or has price increase. This condition will cause Infomedia’s business performance to decrease.

5.	Risk of Losing Customers

So far, Infomedia’s position in the customers’ eyes still occupies the highest position, particularly for directory service, since there is no other media of telephone directory that could cover the entire information of existing telephone numbers and equal to those covered by Infomedia. This condition is attributable to Infomedia’s position that is affiliated to Telkom. However, to be able to maintain its position, Infomedia should be able to maintain customer’s satisfaction by the quality of data, design and any other supporting factors.

Otherwise, it would be likely that the customers will quit using the service offered by Infomedia and it may give rise to income reduction.

6.	Risk of Interest Rate

This risk is originated from Infomedia’s need for financing, either investment financing or working capital financing in the course of its business. One of the fund sources to meet the requirements of investment and working capital is loans from third parties or banking. Loans from third parties or banking contain the element of interest that will be one of the costs to pay. Therefore, the higher the interest rate is, the higher the cost is to be paid by Infomedia and it will decrease the margin level to be obtained by Infomedia.
g.	Conclusion
•	Based on the AKA’s analysis as stated above regarding Transaction, AKA are in the opinion that the acquisition of 49% Elnusa’s shares in Infomedia by Telkom through its subsidiary Metra is fair.

•	Since time difference is likely to occur from the date of preparation of this report and that of implementation of Transaction, the foregoing conclusion shall apply if there is no change having significant impacts on the value and the relation of the Company’s management with the Transaction performance, covering the market and economic condition, general condition of business and finance, regulation of Indonesian Government and alteration to the Company’s organization and/or management after the date of issue of this report. The Fairness opinion on the Transaction Plan will be different if there occurs such changes referred to above after the date of issue of this report.
STATEMENT OF BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS
The Board of Directors and Board of Commissioners of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“Company”) jointly and severally assume full responsibility for the truth of information stated in this Disclosure of Information, and after having conducted a fair audit, confirm that to the best of their knowledge and belief, there are no material facts which, if not disclosed in or removed from this Disclosure of Information, will cause the information herein stated to be incorrect and/or misleading.
OTHER INFORMATION
For further information on the foregoing matter, please contact the Company during office hours in the following address:
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Investor Relation/Corporate Secretary,
Grha Citra Caraka Fl, 5,
Jl. Gatot Subroto No. 52 Jakarta 12710
Telephone: (021) 521 5109, Facsimile : (021) 522 0500
e-mail: investor@telkom.co.id
www.telkom-indonesia.com
This information is presented for public knowledge.
Bandung, 2nd July 2009
Company’s Board of Directors